JOSEPH WALSH 212.704.6030 telephone 212.704.5919 facsimile joseph.walsh@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com
June 18, 2010
FEDERAL EXPRESS AND EDGAR
Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	SQN Alternative Investment Fund III, L.P. Registration Statement on Form S-1 Amended May 28, 2010 File Number 333-166195 Draft Supplemental Sales Material received May 28, 2010
Dear Ms. Long:
     On behalf of SQN Alternative Investment Fund III, L.P., a Delaware limited partnership (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated June 14, 2010, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on May 28, 2010 (the “Form S-1”).
     Courtesy copies of this letter have been sent to the Commission’s examiners via courier.
     All responses provided herein are based solely on information provided by the Company.
     For your convenience, we have reprinted the Commission’s written comment below prior to the Company’s response.
General
1.	Item 19 of Industry Guide 5 states that the sales material should present a balanced discussion of both the risk and reward. The sales material should be balanced so that whenever a benefit is claimed, the corresponding detriment is described as well, including some of the most prominent risks as highlighted on
ATLANTA  CHICAGO  HONG KONG  LONDON  NEW YORK  NEWARK  NORFOLK  ORANGE  COUNTY  PORTLAND
RALEIGH  RICHMOND  SAN DIEGO  SHANGHAI  TYSONS CORNER  VIRGINIA BEACH  WASHINGTON, DC

Pamela A. Long
June 18, 2010

the prospectus cover page. We note in particular, the reference on the first page of the SQN investment highlights to percentage of income without mentioning that such returns are not guaranteed or reflective of prior history. We also not that reference to leverage throughout the slide presentation, which appears inconsistent with the prospectus and your response to prior comment 5. Refer also to the use of 30% rates of return on slide 3, the reference to only the maximum offering amount on slide 4, and “absolute returns” on slide 5. Please revise all of the sales material (and the prospectus as applicable) in accordance with this principle and all of Item 19 of Industry Guide 5.
     RESPONSE: The Company has revised all of the sales material in accordance with all of Item 19 of Industry Guide 5 and has filed such sales material supplementally with the Commission.
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     Should you have any questions regarding the Form S-1/A or the responses included in this letter, please do not hesitate to contact the undersigned at (212) 704-6030.

Sincerely,
/s/ Joseph Walsh

Joseph Walsh

Enclosure

cc:	Tricia Armelin US Securities and Exchange Commission

Jeanne Baker US Securities and Exchange Commission

Craig Slivka US Securities and Exchange Commission

Jeremiah J. Silkowski SQN Capital Management, LLC

Brinkley Dickerson, Esq. Troutman Sanders LLP

John Leonti, Esq. Troutman Sanders LLP